June 10, 2013

VIA EDGAR

Mr. Duc Dang, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation

Registration Statement on Form S-11

File No. 333-188214

Dear Mr. Dang:

As counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-188214) (the “Registration Statement”) relating to the Company’s proposed initial public offering, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 31, 2013 relating to the Registration Statement.

For convenience of reference, each Staff comment contained in your May 31, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of this letter and four courtesy copies of Amendment No. 2 filed on the date hereof, which have been marked to reflect changes made to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on May 28, 2013. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the marked version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Duc Dang

United States Securities and Exchange Commission

June 10, 2013

Summary

1.	The disclosure in this subsection primarily focuses on excess MSRs. Considering the portion of your offering proceeds that will be used to purchase Agency securities, please revise here to reflect this aspect of your intended operations.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement to expand the disclosure that part of the proceeds will be used to purchase Agency RMBS. We have also similarly expanded the disclosure on Pages 71 and 83 to the same effect.

Our Initial Portfolio, page 97

2.	We note your response to comment 5. In order to understand the potential effectiveness of your recapture arrangement, please tell us if you are able to disclose the portion of prepayments, to date, that were a result of loans refinanced by Freedom Mortgage.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 98 of the Registration Statement to disclose the portion of voluntary prepayments, to date, that were refinanced by Freedom Mortgage Corporation (“Freedom Mortgage”) subsequent to Freedom Mortgage setting aside a pool of FHA/VA mortgage loans on January 31, 2013.

3.	We note your response to comment 6. Please disclose the yield for your investment in excess MSRs or tell us why such disclosure is not material. If you disclose the yield, please discuss the assumptions underlying the calculation.

RESPONSE:

The Company has revised the disclosure on page 129 of the Registration Statement to clarify how the purchase price for the Initial Excess MSRs was determined. The purchase price for the Initial Excess MSRs was negotiated by the Company and Freedom Mortgage and was derived by applying a negotiated multiple, reflecting prevailing market conditions at the time the purchase price was negotiated, to the Company’s 17 basis point excess servicing strip and the $7.8 billion aggregate unpaid principal balance of the mortgage loans anticipated to be in the Initial Pool. In addition, the Company notes for the Staff that the anticipated yield on the Initial Excess MSRs cannot be derived solely from the purchase price of the Initial Excess MSRs and the Company’s 17 basis point excess servicing strip. The anticipated yield on the Initial Excess MSRs is based upon numerous complicated and forward-looking assumptions regarding prepayment rates, recapture rates and delinquency rates for the mortgage loans underlying the Initial Excess MSRs. Actual results related to the performance of the mortgage loans underlying the Initial Excess MSRs could vary materially from the Company’s current expectations in light of the numerous complicated assumptions involved and as such, the Company does not believe it appropriate to disclose an anticipated yield due to concerns that investors may unduly rely on such yields.

Mr. Duc Dang

United States Securities and Exchange Commission

June 10, 2013

Moreover, upon the completion of the offering and the concurrent private placement, the Company expects to deploy the net proceeds as described in the Registration Statement. Accordingly, upon completion of the offering and the concurrent private placement and deployment of the net proceeds as described in the Registration Statement, the purchase price for the Initial Excess MSRs is expected to represent approximately 4% of the Company’s total assets. In addition, investors are purchasing common stock in a company that will generate risk-adjusted returns for stockholders by investing in a portfolio of income-generating Agency RMBS and Excess MSRs. Investors are not being asked to consider an investment in a discrete portfolio consisting solely of the Initial Excess MSRs. Accordingly, the Company believes that the anticipated yield on the Initial Excess MSRs is not material to investors and could be misleading in light of the speculative nature of such disclosure and the fact that the disclosure would not take into account the anticipated yield on the Company’s other assets.

Our Initial Portfolio, page 88

4.	Please tell us if a range of FICO scores and LTV ratios would provide more meaningful insight into the asset’s credit risk than the weighted averages currently disclosed. If so, please disclose such ranges or advise.

RESPONSE:

The Company believes providing a range of FICO scores and LTV ratios would not provide more meaningful insight into the credit risk of the Initial Excess MSRs because the ranges, if shown, would be substantially similar to the weighted averages currently presented. To further clarify this point, the Company has revised the disclosure on pages 12, 75, 82 and 99 of the Registration Statement.

Mr. Duc Dang

United States Securities and Exchange Commission

June 10, 2013

Audited Financial Statements

Notes to Financial Statements – Development Stage

3. Significant Accounting Policies

Underwriting commissions and offering costs, page F-7

5.	Please revise your disclosure to clarify your accounting policy related to offering costs. In this regard, please clearly state the type of costs which the company’s manager is currently paying on company’s behalf, and those costs for which the company is directly responsible. For example, we note that the company has recorded an accrual for audit fees for the year ended December 31, 2012 and the three months ended March 31, 2013. Additionally, it does not appear that the maximum amount to be reimbursed to the manager as disclosed in your audited financial statements is consistent with the amount disclosed in your interim financial statements for the period ended March 31, 2013. Please explain the difference to us or revise your disclosure as necessary.

RESPONSE:

The Company respectfully informs the Staff that the Company is the primary obligor and is directly responsible for the audit fees and bank charges. Therefore, the Company has accrued and expensed the audit fees and the bank charges in the appropriate periods.

The Manager, not the Company, is the primary obligor and will be contractually liable, pursuant to the terms and conditions of the underwriting agreement to be entered into by and among the Company, the Manager, Freedom Mortgage and the representatives of the several underwriters, for the payment of the full underwriting discount with respect to the shares sold in the IPO. All such amounts will be paid to the underwriters by the Manager at the closing of the IPO.

In addition, the Manager, not the Company, is the primary obligor and will be contractually liable, pursuant to the terms of a structuring fee agreement to be entered into by and among the Manager, the Company and the representatives of the several underwriters, for the payment of a structuring fee to the representatives of the underwriters. The structuring fee will be paid to certain underwriters by the Manager at the closing of the IPO.

The Manager, not the Company, is the primary obligor for all of the costs and expenses incurred by the Manager on behalf of the Company in connection with the IPO and the Private Placement (such reimbursable expenses, other than the underwriting discount and the structuring fee payable by the Manager, the “Offering Expenses”). The Offering Expenses include, among others, the fees and disbursements of the Company’s counsel,

Mr. Duc Dang

United States Securities and Exchange Commission

June 10, 2013

the costs of printing the prospectus, the costs of listing the Company’s common stock on the New York Stock Exchange and all filing fees paid in connection with the IPO and the Private Placement described in the Registration Statement.

Pursuant to the Management Agreement entered into by and among the Company, the Company’s subsidiaries and the Manager, the Company is responsible for reimbursing the Manager for all Offering Expenses. The Company will reimburse the Manager for all Offering Expenses if, and only if, the Company completes the IPO and the Private Placement. Notwithstanding the terms of the Management Agreement, the Company and the Manager have agreed to a cap on the amount of the Offering Expenses. Accordingly, the Company will reimburse the Manager for Offering Expenses actually incurred by the Manager on behalf of the Company in an amount that does not exceed the lesser of 1.5% of the gross proceeds of the IPO and the Private Placement and $2.25 million (the “Expense Cap”). The Expense Cap is described on pages 131 and 183 of the Registration Statement and in the unaudited interim financial statements included in the Registration Statement.

As (i) the Company is not the primary obligor for the underwriting discount, the structuring fee and the Offering Expenses and (ii) reimbursement of the Offering Expenses, subject to the Expense Cap, and the related liability is contingent upon completion of the IPO and the Private Placement, no liability has been incurred by the Company prior to completion of the IPO and the Private Placement, and the Company has disclosed the obligation to reimburse the Manager for the Offering Expenses, subject to the Expense Cap, in the notes to the Company’s unaudited interim financial statements (i.e., the Company has not accrued for the Offering Expenses as they are not liabilities until the capital is raised).

The Company respectfully informs the Staff that at the time the Company’s audited financial statements were issued, the Company and the Manager had agreed to a $1.95 million cap on the amount of reimbursable Offering Expenses. Subsequent to the issuance of the Company’s audited financial statements and prior to the issuance of the Company’s unaudited interim financial statements included in the Registration Statement, the agreement regarding the Expense Cap was modified. As modified, the Expense Cap is equal to the lesser of 1.5% of the gross proceeds of the IPO and the Private Placement and $2.25 million. The Company currently projects the amount of reimbursable Offering Expenses to be less than $1.95 million, the amount reflected in the Company’s audited historical financial statements. Accordingly, the Company does not believe that the modification of the agreement related to the Expense Cap warrants a reissue of the Company’s audited financial statements.

Mr. Duc Dang

United States Securities and Exchange Commission

June 10, 2013

5. Indirect Expenses, page F-8

6.	Please explain to us how you considered the guidance in SAB Topic 5T in determining your accounting treatment for indirect expenses.

RESPONSE:

The Company respectfully informs the Staff that it has considered SAB Topic 5T, and the Company believes that it does not apply to the Company’s circumstances. According to SAB Topic 5T, it is the Company’s understanding that the parent paid for items which were liabilities of the subsidiary (i.e., the subsidiary was the primary obligor). In this case, the Company is not the primary obligor of the indirect expenses, and as such, the indirect expenses are not, nor ever will be the responsibility of the Company.

Exhibit Index

7.	Please tell us why Exhibit 3.1 is not filed in an executed form.

RESPONSE:

The Company has filed its charter as Exhibit 3.1 in an executed form. The definitive charter was filed and approved by the Maryland State Department of Assessments and Taxation on June 6, 2013.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or David Freed at 212-309-1220.

Very truly yours,

/s/ Daniel M. LeBey

cc:	Mr. Martin Levine
David S. Freed, Esq.
Paul D. Tropp, Esq